SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
           Information to be included in statements filed pursuant to
      Rule 13d-1(c) and amendments thereto filed pursuant to Rule 13d-2(a)

                               (Amendment No. 5)*

                                CINAR Corporation
                                (Name of Issuer)

                Class B Limited Voting Common Stock, no par value
                         (Title of Class of Securities)

                                    171905300
                      (CUSIP Number of Class of Securities)

                             Robert L. Chapman, Jr.
                             Chapman Capital L.L.C.
                            Pacific Corporate Towers
                             222 N. Sepulveda Blvd.
                          El Segundo, California 90245
                                 (310) 662-1900

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                December 16, 2003
             (Date of Event That Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chap-Cap Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,697,450

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,697,450

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,697,450

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.9%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,697,450

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,697,450

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,697,450

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.9%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO/PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                      3,400

8        SHARED VOTING POWER
                  1,697,450

9.       SOLE DISPOSITIVE POWER
                      3,400

10.      SHARED DISPOSITIVE POWER
                  1,697,450

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,700,850

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.9%

14.      TYPE OF REPORTING PERSON*
                  IN

     This Amendment No. 5 (this "Amendment No. 4") is filed on behalf of Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with Chap-Cap and Chapman Capital, the "Reporting Persons") with respect to the Common Stock of CINAR Corporation (the "Issuer" or "Company") as of December 16, 2003. By this Amendment No. 5, the Reporting Persons hereby amend and supplement Items 2, 3, 4, 5, 6, and 7 of the Schedule 13D filed on December 13, 2001 (the "Original
Schedule 13D"), as previously amended by Schedule 13D/A1 filed on December 18, 2001, Schedule 13D/A2 filed on May 8, 2002, Schedule 13D/A3 filed on December 13, 2002 and Schedule 13D/A4 filed on April 28, 2003. Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 2.  Identity and Background

     (a) This statement is being filed by Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with Chap-Cap and Chapman Capital, the "Reporting Persons").

     (b) The address of the principal business and principal office of Chap-Cap, Chapman Capital and Mr. Chapman is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

     (c) Chap-Cap's present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the General Partner of Chap-Cap. Mr. Chapman's present principal occupation is serving as Managing Member of Chapman Capital.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Chapman is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Persons expended an aggregate of approximately $3,179,044 to purchase the 1,700,850 shares of Common Stock held collectively by them as follows: (a) Chap-Cap expended $3,171,120 to acquire the 1,697,450 shares of Common Stock held by it, and (b) Mr. Chapman expended $7,924 to acquire the 3,400 shares of Common Stock held by him personally. The Reporting Persons effect purchases of securities primarily through margin accounts maintained for them with Morgan Stanley & Co. which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. In the case of the Issuer's shares, which remain delisted from both the NASDAQ and the OTC Bulletin Board, and as such remain un-marginable at Morgan Stanley & Co., the Reporting Persons purchased the Issuer's shares with existing working capital.

ITEM 4.  Purpose of Transaction

     Item 4 of the Original Schedule 13D, and amendments to such Schedule 13D filed on December 18, 2001, May 8, 2002, December 13, 2002, and April 28, 2003 are hereby amended by appending to the text thereof the following:

     On August 5, 2003, Chapman Capital issued a press release approving of the termination of CINAR Chairman Robert Despres as trustee of the "CINAR Voting Trust." In addition, Chapman Capital refuted false and misleading commentary contained in a press release issued by the Issuer on August 4, 2003. (Press release is available at http://www.chapcap.com).

     On August 6, 2003, Chapman Capital issued a press release dismissing the Issuer's depiction of Robert Despres' termination as "illegal." (Press release is available at http://www.chapcap.com).

     On September 2, 2003, Chapman Capital issued a press release announcing that it had taken the necessary actions required under Section 143(1) of the Canada Business Corporations Act (CBCA) for the requisition of a Special Meeting of the Issuer's shareholders. The purposes of the Special Meeting included the removal from office of all directors of the Issuer pursuant to Section 109 of the CBCA and the filling of all Board vacancies created by such removal. (Press release is available at http://www.chapcap.com).

     On September 23, 2003, Chapman Capital issued a press release announcing that it had demanded of the Issuer that the requisitioned Special Meeting scheduled for December 11, 2003 incorporate the legitimate election of directors. (Press release is available at http://www.chapcap.com).

     On September 26, 2003, Chapman Capital issued a press release announcing that it awaited a key Superior Court ruling on the legality of Mr. Robert Despres' shareholder-supported ousting as Trustee of the "CINAR Voting Trust." On September 25, 2003, the Superior Court for the Province of Quebec (the "Court") postponed to October 15, 2003 a hearing on the Amended Motion for Declaratory Judgment to dismiss Mr. Despres. Upon the Court's favorable adjudication of the legal dispute caused by Mr. Despres' refusal to concede to shareholders' wishes, Chapman Capital stated that it would make available the identity of the Replacement Slate of Directors that it expected to be approved by the majority of the Issuer's Class B shares. (Press release is available at http://www.chapcap.com).

     On October 30, 2003, Chapman Capital issued a press release announcing that it had approved of the Issuer's proposed acquisition by an entity formed by Nelvana Ltd. founder Michael Hirsh. Chapman Capital stated that the transfer of control of the Issuer away from Mr. Robert Despres to Mr. Hirsh coincident with shareholders' receipt of sale proceeds would obviate the replacement of the Issuer's Board of Directors via a Special Meeting of Shareholders, as
requisitioned by Chapman Capital on September 2, 2003. (Press release is available at http://www.chapcap.com).

     The Reporting Persons have reduced their investment in the Common Stock of Company primarily due to a) appreciation in the market value of the Common Stock of the Company following the conclusion of an auction process that began in August 2000; and b) the tax status of the Common Stock owned by the Reporting Persons having become "long term."

     The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing owner value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

     The Reporting Persons are engaged in the investment business. In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Company, on a daily basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, Chapman Capital analysts may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D (and may therefore require a further Schedule 13D amendment), including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above and in Exhibits hereto, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of such members may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  Interest in Securities of the Issuer.

     (a) (i) Chap-Cap beneficially own a total of 1,697,450 shares of Common Stock constituting 4.9% of all of the outstanding shares of Common Stock, (ii) Chapman Capital, in its capacity as the investment manager and adviser to Chap-Cap, is deemed to be the beneficial owner of the 1,697,450 shares of Common Stock beneficially owned by Chap-Cap, (iii) Mr. Chapman is the beneficial owner of 1,700,850 shares of Common Stock (including the 3,400 shares of Common Stock beneficially owned by Mr. Chapman personally), constituting 4.9% of all of the outstanding shares of Common Stock, and (iv) collectively, the Reporting Persons beneficially own an aggregate of 1,700,850 shares of Common Stock, constituting 4.9% of all of the outstanding shares of Common Stock.

     (b) (i) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,697,450 shares of Common Stock beneficially owned by Chap-Cap, and (ii) Mr. Chapman, individually, has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,400 shares of Common Stock beneficially owned by him personally them.

    (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

                                   Schedule A
                 (Transactions by Chap-Cap in the last 60 Days)



                                                      Approximate Price
                                      Amount of           per Shares
Date       Security                   Shares Sold  (inclusive of commissions)
10/28/03   Class B Ltd. Voting Shrs.   (50,000)            $ 3.23
10/29/03   Class B Ltd. Voting Shrs.  (100,000)            $ 3.23
10/30/03   Class B Ltd. Voting Shrs.  (200,000)            $ 3.23
11/17/03   Class B Ltd. Voting Shrs.  (100,000)            $ 3.65
11/26/03   Class B Ltd. Voting Shrs.    (3,000)            $ 3.65
12/02/03   Class B Ltd. Voting Shrs.  (160,500)            $ 3.64
12/03/03   Class B Ltd. Voting Shrs.  (270,000)            $ 3.64
12/04/03   Class B Ltd. Voting Shrs.   (30,000)            $ 3.64
12/05/03   Class B Ltd. Voting Shrs.  (100,000)            $ 3.65
12/10/03   Class B Ltd. Voting Shrs.   (25,000)            $ 3.64
12/15/03   Class B Ltd. Voting Shrs.  (100,000)            $ 3.63


     The above transactions were effected by the Reporting Persons on the United States Pink Sheets (over the counter).

     Other than the transactions described above, no other transactions with respect to the Common Stock were effected by the Reporting Persons during the past sixty (60) days.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

     (e) As of December 15, 2003, the Reporting Persons ceased to own beneficially an aggregate of 5% of the Issuer's Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None, other than those previously described in the Schedule 13D.

ITEM 7.  Material to be Filed as Exhibits.

     Exhibit D - Joint Filing Agreement (previously filed).

     Exhibit G - Letter from Chapman Capital to Robert Despres, Chairman of the Issuer, dated April 21, 2003(previously filed).

     Exhibit H -  Advertisement  placed by Chapman Capital in the Globe and Mail
seeking   replacement   candidates   of   Robert   Despres,   dated   April  21,
2003(previously filed).

     Exhibit I - Letter from Francis Capital Management, LLC, advisor to a shareholder of the Issuer, to the Issuer's Chairman and carbon copied to Chapman Capital, dated April 21, 2003(previously filed).

     Exhibit J - Letter from Francis Capital Management, LLC, advisor to a shareholder of the Issuer, to Mr. Jean Lorrain of the Quebec Securities Commission (CVMQ) and carbon copied to Chapman Capital, dated April 4, 2003(previously filed).

SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  December 16, 2003


CHAP-CAP PARTNERS, L.P.

By: Chapman Capital L.L.C.,
         as General Partner


         By: /s/ Robert L. Chapman, Jr.
             --------------------------
                 Robert L. Chapman, Jr.
                 Managing Member


CHAPMAN CAPITAL L.L.C.


By: /s/ Robert L. Chapman, Jr.
    --------------------------
        Robert L. Chapman, Jr.
        Managing Member


/s/ Robert L. Chapman, Jr.
--------------------------
    Robert L. Chapman, Jr.